UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay,

Grand Cayman KY1-9009

Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

Attached hereto as Exhibit 99.1 is the Convening Notice for the Extraordinary General Meeting of the shareholders of Moolec Science SA (the “Company”) to be held on June 16, 2025, at 9:00 am (Eastern Daylight Time) at Park 10, Uruguay 6991, Victoria, B1609, Buenos Aires, Argentina, to acknowledge and approve the entry into the BCA (as defined in the convening notice) and to ratify and approve the performance of the former and current members of our board of directors in the exercise of their duties to take all actions required in connection with the BCA and the transactions contemplated therein.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit List

Exhibit No.	Description
99.1	Convening Notice for the Extraordinary General Meeting of Shareholders of Moolec Science SA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: June 4, 2025	By:	/s/ José López Lecube
	Name:	José López Lecube
	Title:	Chief Financial Officer

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